Exhibit 99.10

APEG ENERGY II, LP

March 26, 2019

Dear Members of the Board of U.S. Energy Corp:

APEG Energy II, LP (“APEG”), manager of certain funds that control over 40% of the common stock of U.S. Energy Corp. (the “Company”) today issues an open letter to the board of directors of the Company (the “Board”) urging the Company to (i) work with shareholders to establish a five person independent board of directors, (ii) to establish a corporate business plan and (iii) to cut its excessive corporate overhead.

On February 14, 2019, APEG sent to the Board an open letter (the “February Letter”) in which APEG, as shareholders, expressed serious concerns over the direction of the Company.

David Veltri (“Veltri”), then CEO of the Company, responded to the February Letter with a letter of his own, which to APEG’s knowledge was not approved by the Board, purporting to respond to APEG’s “concerns”, but the substance of Veltri’s letter was in fact mostly about a transaction between the Company and an affiliate of APEG that never transpired.

The second part of Veltri’s letter addressed APEG’s stated concerns about “growth” inside of the Company. Specifically, then CEO Veltri informed APEG of a great opportunity to acquire from a current Board member an asset for less than $25 an acre for 27,000 net acres in a proven play, where $1,000 per acre is the market value. This transaction was being offered to the Company for slightly less than 5% of the common stock in the Company, in what APEG believes was an apparent attempt to avoid a shareholder vote on the acquisition.

When APEG raised concerns about an asset being purchased for approximately $600,000 in common stock that was purported to be worth $27,000,000 on the open market, Veltri orally informed APEG that the proposed acquisition also had an over $6 million dollar current plugging liability. Apparently, after APEG voiced strong concerns to the Board about these issues, the motion did not pass.

After delivery of the February Letter, one of APEG’s Managing Partners met with then CEO Veltri at the NAPE Oil and Gas Conference in Houston, Texas to discuss in person APEG’s concerns as shareholders, and our lost confidence in Veltri’s ability to lead the Company in a positive direction. In response to this meeting, then CEO Veltri, again without the apparent approval of the Board, issued APEG a written funding request of over $5 million dollars (the “Funding Request”) on the credit facility that had been in place since APEG came to the Company more than 18 months prior in a “White Knight” posture to help the Company escape what we have reason to believe to be the chronic default pressure being applied by the Company’s former Bank, Wells Fargo.

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APEG requested a Board resolution authorizing the Funding Request. Former CEO Veltri refused to comply with the request and APEG was left with no alternatives but to foreclose on the note due to the Company’s failure to register APEG’s shares (as is required by contract).1 APEG then moved to enforce the DACA control accounts governing the Company’s bank accounts, and immediately froze the Company’s access to the cash in those accounts (estimated to be approximately 90% of the Company’s available cash).

Then CEO Veltri’s next move, (again, without apparent Board approval) was to file for a motion requesting an emergency TRO against APEG in a Texas court. This motion was filed and heard at 5:30 (CST) in the afternoon on a Friday March 1, 2019 leaving APEG barely enough time to hire counsel, much less respond to the lengthy brief filed by Veltri. The TRO was granted against APEG by a State court judge after an approximate five minute hearing. APEG moved to have the case moved to Federal court, where the TRO was immediately overturned and struck down by a Federal court judge indicating the lower court judge had greatly overstepped her authority when issuing the initial TRO.

APEG was then informed by the Audit Committee that on the 25th of February, Veltri was terminated for cause in a 2 to 1 vote, and that the law firm representing the Company had been terminated, as well. Ken Witt, lead attorney for the Company and partner at Kutak Rock LLP then represented to APEG that Veltri had not in fact been terminated, but remained as CEO due to Veltri being able to vote as a director against his own termination. This opinion was in spite of the fact that Veltri was (in the opinion of the Company) totally conflicted in the matter and should not have been able to vote.

APEG pointed out to both Veltri and Company legal counsel that their opinions had changed from previous Board actions for which Board member and then CEO Veltri was not allowed to vote on his individual compensation, and Board member Hoffman was precluded from voting on his Colorado deal recently put before the Board. APEG asked how a Board member could vote on such a matter, especially when APEG’s interpretation of Wyoming law clearly indicates that Board members may not vote on such matters. Neither Veltri nor Company legal counsel ever replied in response to these concerns.

Because the Board currently only has four members (as opposed to the five called for in the Company’s Bylaws), we believe the Board is deadlocked and is unable to exercise any corporate governance, and therefore has also been unable to remove Veltri from office in spite of being “terminated” for cause on the 25th of February.

APEG made motions to have corporate accounts protected by removing Veltri as signatory on Company accounts and appointing Ryan Smith, current CFO of the Company, as the only authorized signatory on Company accounts. Approximately two weeks ago, a Federal court ordered the Company to appoint Ryan Smith as the “sole” signatory on all of the Company’s accounts. To our knowledge, former CEO Veltri and the Audit Committee have failed to comply with the judge’s order.

1 In 2018, while Veltri was CEO of the Company, APEG and the Company entered into an Exchange Agreement whereby APEG agreed to convert $5,063,380 of a loan balance into shares of common stock of the Company in consideration of a conversion fee of $600,000, payable upon the date of the issuance of the shares to APEG. The Exchange Agreement also required the Company to file an S-3 registration statement registering APEG’s shares for public resale by December 31, 2017. Despite multiple written demands, the Company refused to perform its obligations under the Exchange Agreement, and the shares remain unregistered for resale. As a result, the Company defaulted on their obligations under Section 10.01(b) of the Credit Agreement, for failing to pay the $600,000.00 upon the issuance of the stock to Lender as required under the Exchange Agreement.

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APEG believes it has been left with no other option than to file for an immediate emergency injunction against former CEO Veltri in Federal court. APEG is asking the court to rule on the validity of Veltri’s termination, and the appointment of Ryan Smith as interim CEO. APEG has also filed an “Emergency Show Cause” hearing with the Federal court to enforce its earlier ruling concerning registering APEG’ shares in the Company with the SEC, and removing Veltri from all bank accounts controlled by the Company.

During the course of the last month, APEG has also learned that the Company has been informed by NASDAQ that it is facing a delisting of its stock if it does not trade for over $1 for ten straight days.

With a change in upper management, and an independent Board of five members for proper corporate governance, APEG believes in the opportunities of the Company.

Best Regards,

APEG Energy II, LP

By:	/s/ Patrick E. Duke
Name: Patrick E. Duke
Title: Managing Member

APEG Energy II, LP

By:	/s/ Paul W. Haarman
Name: Paul W. Haarman
Title: Managing Member

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